UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 31, 2019 (May 27, 2019)

TOTAL SYSTEM SERVICES, INC.

(Exact Name of Registrant as Specified in Charter)

Georgia	1-10254	58-1493818
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One TSYS Way, Columbus, Georgia 31901

(Address of Principal Executive Offices, and Zip Code)

(706) 644-4388

Registrant’s Telephone Number, Including Area Code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.10 Par Value	TSS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.01.	Entry into a Material Definitive Agreement.

On May 27, 2019, Total System Services, Inc., a Georgia corporation (“TSYS”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Global Payments Inc., a Georgia corporation (“Global Payments”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, TSYS will merge with and into Global Payments (the “Merger”), with Global Payments as the surviving entity in the Merger. The Merger Agreement was unanimously approved by the board of directors of each of Global Payments and TSYS.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.10 per share, of TSYS (“TSYS Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by TSYS or Global Payments, will be converted into the right to receive 0.8101 shares of common stock (the “Exchange Ratio”), without par value, of Global Payments (“Global Payments Common Stock”). Holders of TSYS Common Stock will receive cash in lieu of fractional shares.

At the Effective Time, each outstanding TSYS equity award granted under TSYS’ equity compensation plans (other than certain “single-trigger” awards described below) will be converted into a corresponding award with respect to Global Payments Common Stock, with the number of shares underlying such award (and, in the case of stock options, the applicable exercise price) adjusted based on the Exchange Ratio. Each such converted TSYS stock equity award will continue to be subject to the same terms and conditions (including vesting and exercisability or payment terms) as applied to the corresponding TSYS equity award. In the case of TSYS performance share awards with a performance period that is incomplete or for which performance is not determinable as of the Effective Time, the number of shares underlying such awards will be the greater of the number of initial performance shares underlying such award and the number of shares that would have been earned based on actual performance as of the Effective Time, determined as set forth in the Merger Agreement, and such awards will cliff vest, subject to the holder’s continued service, on the last day of the originally scheduled performance period. In addition to the foregoing awards, certain TSYS equity awards held by employees who are not executive officers, pursuant to their terms, will vest automatically (i.e., “single-trigger”) at the Effective Time and be converted into the right to receive a number of shares of Global Payments Common Stock determined based on the Exchange Ratio in respect of each share of TSYS Common Stock subject thereto. The number of shares of TSYS Common Stock subject to performance-based single-trigger awards will be determined in a manner similar to the performance share awards described above.

The Merger Agreement also provides, among other things, that effective as of the Effective Time, the board of directors of the surviving entity will be comprised of 12 directors, of which six will be former members of the board of directors of Global Payments (including Jeffrey S. Sloan and William I Jacobs) (the “Global Payments Legacy Directors”) and six will be former members of the board of directors of TSYS (including M. Troy Woods and Kriss Cloninger III) (the “TSYS Legacy Directors”). The Merger Agreement also provides that, effective as of the Effective Time, M. Troy Woods, the current Chairman, President and Chief Executive Officer of TSYS, will be appointed as Chairman of the board of directors of the surviving entity and Kriss Cloninger III, the current lead director of TSYS, will be appointed as lead independent director of the board of directors of the surviving entity. In addition, the Merger Agreement provides that the surviving entity will have four standing committees—an Audit Committee, a Compensation Committee, a Technology Committee and a Governance and Nominating Committee—whose membership will be, as practicably as possible, evenly split between the Global Payments Legacy Directors and the TSYS Legacy Directors. The chairperson of each of the Audit Committee and the Compensation Committee as of the Effective Time will be designated by Global Payments from among the Global Payments Legacy Directors, and the chairperson of each of the Technology Committee and the Governance and Nominating Committee as of the Effective Time will be designated by TSYS from among the TSYS Legacy Directors. Effective as of the Effective Time, the Bylaws of Global Payments will be amended to reflect the foregoing and certain related governance matters.

Jeffrey S. Sloan, the current Chief Executive Officer of Global Payments, will continue to serve as Chief Executive Officer of the surviving entity.

The Merger Agreement provides that, as of the Effective Time, the surviving entity will have dual headquarters in Atlanta, Georgia and Columbus, Georgia. The name of the surviving entity will be “Global Payments Inc.” and the surviving entity’s card issuer processing business conducted by TSYS prior to the Effective Time will continue to be conducted under the TSYS name.

The Merger Agreement also contemplates that Global Payments will submit a proposal to its shareholders to amend its Articles of Incorporation to declassify its board of directors, such that each director of the surviving entity will be elected at each annual meeting of shareholders for a term expiring at the next annual meeting of shareholders and upon the election and qualification of his or her successor (the “Global Payments Declassification”). Subject to shareholder approval of the Global Payments Declassification and the effectiveness thereof, Global Payments’ Bylaws will be correspondingly amended as well. In connection with the completion of the Merger, Global Payments’ Articles of Incorporation will also be amended to increase the number of authorized shares of Global Payments Common Stock from 200 million to 400 million.

The Merger Agreement contains customary representations and warranties from both Global Payments and TSYS, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) its obligation to call a meeting of its shareholders to approve the Merger Agreement and, in the case of Global Payments, the Global Payments Declassification, (3) its obligation, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement and (4) its non-solicitation obligations related to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement by TSYS’ shareholders and by Global Payments’ shareholders, (2) authorization for listing on the New York Stock Exchange of the shares of Global Payments Common Stock to be issued in the Merger, subject to official notice of issuance, (3) the expiration or termination of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain required regulatory approvals, (4) effectiveness of the registration statement on Form S-4 for the Global Payments Common Stock to be issued in the Merger, and (5) the absence of any law, order, injunction, decree or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) subject to certain exceptions, performance by the other party of its obligations under the Merger Agreement and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Global Payments and TSYS and further provides that a termination fee of $860 million will be payable by either Global Payments or TSYS, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Global Payments or TSYS, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Global Payments, TSYS, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of Global Payments and TSYS and a prospectus of Global Payments, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Global Payments and TSYS make with the Securities and Exchange Commission (“SEC”).

ITEM 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of May 27, 2019, by and between TSYS and Global Payments. (Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. TSYS agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.)

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended March 31, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments will file with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of TSYS and Global Payments seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TOTAL SYSTEM SERVICES, INC.

By:	/s/ Kathleen Moates
Name:	Kathleen Moates
Title:	Senior Deputy General Counsel

Date: May 31, 2019